

July 6, 2021

William Kerby
Chief Executive Officer
Monaker Group, Inc.
1560 Sawgrass Corporate Parkway, Suite 130
Sunrise, FL 33323

> **Re: Monaker Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 25, 2021**
> **File No. 333-257457**

Dear Mr. Kerby:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy Collins at 202-551-3176 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David Loev